UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Sonida Senior Living, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

140475203

(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700

New York, NY 10022

(917) 595-5010

Robert W. Dockery, Esq.

Polsinelli PC

2950 N. Harwood

Suite 2100

Dallas, TX 75201

(214) 397-0030

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 414,617
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 414,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Hudson Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 192,730
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 192,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 414,617
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 414,617
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,617
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Ortelius Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 192,730
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 192,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 607,347
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 607,347
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 8 to the Schedule 13D (this “Amendment No. 8”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Sonida Senior Living, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed by the Reporting Persons (as defined below) on March 25, 2021 (the “Original Schedule 13D”), as amended by each of Amendment No. 1 filed on June 9, 2021 (“Amendment No. 1”), Amendment No. 2 filed on August 9, 2021 (“Amendment No. 2”), Amendment No. 3 filed on August 12, 2021 (“Amendment No. 3” ), Amendment No. 4 filed on September 15, 2021 (“Amendment No. 4”), Amendment No. 5 filed on October 12, 2021 (“Amendment No. 5”), Amendment No. 6 filed on November 5, 2021 (“Amendment No. 6”), and Amendment No. 7 filed on November 30, 2021 (“Amendment No. 7”) (together, with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, and Amendment No. 7, the “Schedule 13D”). Any capitalized terms used and not defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

This Amendment No. 8 is being filed to report a greater than 1% increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons and to amend Item 3, Item 4, and Item 5 of the Schedule 13D to reflect certain developments with respect to the Issuer. Except as amended hereby, all statements and disclosures in the Schedule 13D remain accurate as of the date of this Amendment No. 8.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Hudson Investors, Ltd., incorporated under the laws of the British Virgin Islands (“Hudson”), has expended an aggregate of approximately $5,516,484 of its investment capital to acquire the 192,730 shares of Common Stock beneficially owned by Hudson, and Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”), has expended an aggregate of approximately $12,060,919 of its investment capital to acquire the 414,617 shares of Common Stock beneficially owned by Pangaea. As of the filing date of this Amendment No. 8, the Reporting Persons, in total, beneficially own 607,347 shares of Common Stock (the “Shares”).

Item 4. Purpose of Transaction

The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Issuer’s owned properties and operating activities are significantly undervalued. The Reporting Persons might seek to engage in discussions with the Issuer and the Issuer’s management and certain members of the board of directors of the Issuer (the “Board”), other shareholders of the Issuer and other interested parties on issues that relate to governance, strategy, capital structure, investment allocation, operations, and other matters with respect to the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial performance and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) (b) As of the filing date of this Amendment No. 8, the 607,347 Shares beneficially owned by the Reporting Persons represent approximately 9.1% of the outstanding shares of Common Stock. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 8 are calculated based upon 6,669,949 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on November 14, 2022. Ortelius Advisors, L.P., a Delaware limited partnership (“OA”) has voting and dispositive power over the Shares held by Pangaea, and through ownership and control, Mr. DeSorcy has voting and dispositive power over portfolios managed by OA. Ortelius Capital Partners, LLC, a Delaware limited liability company (“OC”) has voting and dispositive power over the Shares held by Hudson, and, in turn, as the control person of OC, Mr. DeSorcy has voting and dispositive power over the Shares held by Hudson.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected since the filing of Amendment No. 7 to the Schedule 13D by any Reporting Person, inclusive of any transactions effected through December 2, 2022.

(d) Other than Pangaea and Hudson that beneficially hold the Shares as identified in this Schedule 13D, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares beneficially owned by Pangaea or Hudson.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2022	PANGAEA VENTURES, L.P.

	By:	Ortelius Advisors GP I, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: December 2, 2022	HUDSON INVESTORS, LTD.

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Director

Date: December 2, 2022	ORTELIUS ADVISORS, L.P.

	By:	Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: December 2, 2022	ORTELIUS CAPITAL PARTNERS, LLC

	By:	/s/ Peter DeSorcy
		Name:	Peter DeSorcy
		Title:	Managing Member

Date: December 2, 2021	/s/ Peter DeSorcy
Peter DeSorcy

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of the Shares which were effectuated by the Reporting Persons since the filing of Amendment No. 7 to the Schedule 13D, inclusive of any transactions effected through December 2, 2022. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share ($)
	PANGAEA VENTURES, L.P.
January 20, 2022	(25,000)	$29.58
January 27, 2022	(26,000)	$29.00
November 28, 2022	1,976	$13.39
November 29, 2022	909	$14.42
November 30, 2022	2,315	$15.04
December 1, 2022	737	$15.78
December 2, 2022	302	$16.00

HUDSON INVESTORS, LTD.

January 20, 2022	25,000	$29.58
January 27, 2022	26,000	$29.00
November 28, 2022	5,931	$13.39
November 29, 2022	2,729	$14.42
November 30, 2022	6,947	$15.04
December 1, 2022	2,214	$15.78
December 2, 2022	909	$16.00